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                                                                 Exhibit (2)(d)

                   MUNICIPAL FUND FOR NEW YORK INVESTORS, INC.

                              Amendment to By-Laws
                        Adopted by the Board of Directors
                                on July 13, 1988


                  RESOLVED, that Section 2, paragraph (a) of Article VI of the Fund's By-Laws be, and hereby is, amended and restated in its entirety to read as follows:

                           Section 2.  Indemnification of Directors and
                  Officers.

                                    (a) Indemnification. The Corporation shall
                           indemnify its directors to the fullest extent that indemnification of directors is permitted by the Maryland General Corporation Law. The Corporation shall indemnify its officers to the same extent as its directors and to such further extent as is consistent with law. The Corporation shall indemnify its directors and officers who while serving as directors or officers also serve at the request of the Corporation as a director, officer, partner, corporation, partnership, joint venture, trust, other enterprise or employee benefit plan to the fullest extent consistent with law. This Section shall not protect any such person against any liability to the Corporation or any stockholder thereof to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.